EXHIBIT 12.1

Mid-America Apartment Communities, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended March 31,
	2015	2014
Earnings:
Income from continuing operations	$64,244	$9,819
Equity in (income) loss of unconsolidated entities	(19)	24
Income tax expense	510	270
Income from continuing operations before equity in (income) loss of unconsolidated entities and income tax expense	64,735	10,113
Add:
Distribution of income from investments in unconsolidated entities	6	8,865
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	31,322	32,500
Deduct:
Capitalized interest	474	513
Total Earnings (A)	$95,589	$50,965
Fixed charges and preferred dividends:
Interest expense	$29,931	$30,676
Amortization of deferred financing costs	917	1,311
Capitalized interest	474	513
Total Fixed Charges (B)	$31,322	$32,500
Preferred dividends, including redemption costs	—	—
Total Fixed Charges and Stock Dividends (C)	$31,322	$32,500

Ratio of Earnings to Fixed Charges (A/B)	3.1 x	1.6 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	3.1 x	1.6 x